Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: April 6, 2018

A replay of a Cigna Corporation employee meeting was made available to employees.

David Cordani:            Morning, everyone. Thank you all. Good morning, everyone. Good afternoon to some of our colleagues around the world. I know that just a few weeks ago we got together to have a conversation. A lot's been happening so we want to make sure we keep the dialogue going.

And we have a lot to cover relative to more broad ongoing topics with the corporation. I will touch a little bit upon what's happening relative to our acquisition with Express Scripts. But today, we have a lot to talk about.

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Last topic I wanted to touch on before I get ready to tee up Mr. Sanford is just touch upon the combination with ESI and Cigna and boil it down to a very succinct set of messages in terms of what I like to say, the what, why and so what -- what do we do, why do we do it and what's the so what of what we expect.

Well, we know what we did. We announced our intent to acquire ESI subject to going through the regulatory approval process. And we're already launched out of the box relative to that. Why we did it? We saw it as the best mechanism to further accelerate our strategy. And what's the so what? The so what's noted up on the screen. There are several benefits.

Most importantly, further accelerate and broaden our ability to deliver affordable, high quality solutions to our customers and clients. There's a lot we should be proud of as an organization as it relates to delivering the lowest medical cost trend in the industry multiple years in a row. ESI delivered the lowest pharmacy trend for their respective competitive space, about 1-1/2%, in 2017.

But society demands more. Society demands more from an affordability, from a sustainability standpoint and have it done in a highly personalized, high quality fashion. So we do not want to take anything for granted. We want to make sure we are best positioned to deliver those affordable, high quality solutions.

Secondly, it dramatically expands our reach or our addressable market. It broadens the reach for whom we could sell to, be it geographically through additional geographies that we could sell products, programs and services to, be it buying groups like health plans, governmental agencies like the DOD which is serviced today by ESI or otherwise. It broadens our addressable market.

And what does that mean? Come back to our mission, right? Improve the health, well-being and sense of security of the people we serve. More people to serve. More people to serve, larger impact. Larger impact, more resources. More resources to invest back in that virtuous cycle of evolving our capabilities as we go forward.

Doing so in a financially smart way so it's a capital smart way in which we do so. What does that mean? Providing a fair return to our shareholders but also, even during the - our planning process has it, it's touched at post-closure and pre-paying down our debt, which is less than a two-year period of time, which is short for a transaction of this size. We've earmarked enough capital to ensure that we're continuing to invest in innovation at the rate and pace that both companies were investing in innovation prior to the announcement or more. That's unusual when large transactions happen.

Typically, companies have to stop that process because either they don't have the financial capacity because of debt pay-down or they don't have the execution capacity. We will continue to have the financial flexibility and the operational flexibility to make sure we continue to have the resources to innovate on a go forward basis.

And then lastly, the result is we like the strategic positioning on the back end of having three well-positioned, diverse growth platforms, one that is integrated around medical services, one that is integrated around a services portfolio excluding medical and one that is a global employer and individual-based platform. And then having, in the financial flexibility and financial health, a healthy balance sheet and healthy cash flow to do what? Continue to invest. Continue to invest to do what? Differentiate the services and grow on a go forward basis.

So we know in life just like in business nothing is easy. This is not going to be easy. But usually great things are not easy but they're highly impactful. And the ability to put two companies together that could further accelerate our ability to deliver affordable, high quality personalized solutions, expand our reach, do so in a way to have the financial flexibility to continue to invest in innovation and have platforms on the back end that are positioned to continue to meet and serve the needs of clients and customers from a diverse set of needs standpoint, grow and have the financial resources to continue to innovate, we like that picture a lot.

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(Employee):                What do we know about ESI and their culture? How do they innovate? Are they agile already?

David Cordani:            Yes. So maybe I'll start and ask (Chris) or (Mark) to add on a little bit relative to the ES. So, just for everybody online, the importance of agile is the underlying inference of it. And then what do we know about ESI express scripts' culture as it relates to agile?

The headline is they started this journey earlier than we did. So think about that as just alignment, right? We both individually see the importance of this. Important too is they started the journey earlier than us. So we're talking the same language and they have a fair amount of lessons learned as part of the process. (Mark) or (Chris) adds? Let me get the microphone for you.

(Employee):                Thank you, David.

David Cordani:            No problem.

(Mark):                        In any case, great question. And we've had, you know, some conversations. We've been really careful about the conversation that we've had obviously because we are still competitors in some ways.

But what we've gleaned from the discussions that we've had to date in some very specific areas is we're very much aligned in terms of the approach -- how it couches across multiple dimensions. First is business driven, number one. Two is focus on test and learn. And then three use as a driver for innovation.

So I would say we're certainly going to get to know them much better in terms of the approaches, but the nice thing is I think the cultures are aligned and the approach aligns. And obviously that's going to make it a lot easier to bring the companies together.

David Cordani:            Thanks, (Mark).

(Employee):                 Hello. (Employee) from Dental IT in Florida. I understand that ESI has a previous relationship with Anthem and Cigna has a previous relationship with United Health. How do you see these relationships evolving in the post-merger scenario?

David Cordani:            Yes. So specific to the question, there's a public narrative out there in the marketplace long before we made the decision to acquire express scripts that Anthem indicated they were not renewing their contract. They had a ten-year contract with ESI. So when you hear us talking about forward looking financials or strategic position, we talk about excluding transitioning clients, that's largely the transitioning client.

So that relationship has a contractual sunsetting I think at the end of 2019 with ESI that's publicly laid out. The economics of that exists from that standpoint. So the marketplace understands and digests that.

As related to Cigna, taking two steps back, we always have to remind the marketplace that we own and operate our own PBM. Our PBM has been a growing asset in our company for quite some time -- growing in terms of the number of customers we serve, growing in terms of the breadth of capabilities we have, growing in terms of the number of colleagues that support and drive that business for us. And our customers and clients have benefitted from that.

Some time ago, maybe five plus years ago -ish, we entered into a pretty unique relationship with at that time Catamaran standalone PBM because we broke our PBM up into modules and we said we could actually partner with others, with some of the modules, to get more value for our customers and clients. And that has been managed dynamically over the past five years by again our pharmacy leadership team quite well.

Catamaran sold themselves to Optum within United Healthcare and Optum assumed those relationships and we continue to work through that in a very positive way with Optum for the benefit of our customers, but we own and operate our PBM.

And lastly, what we told the market and told ourselves is we have a lot of structural flexibility in terms of how we operate. So you put your customer and client front and center and we have a lot of flexibility. So to the question that was asked, post completion of the acquisition we'll have more capabilities, more touchpoints, et cetera. Some of those capabilities will be available to Cigna customers immediately, like the specialty pharmacy capabilities of what ESI has in terms of running if not the best one of the top two best specialty pharmacy companies in the country as well as helping us deepen our relationships with the pharmacy supply partners as we go forward.

So, a little bit of backdrop. The interim relationship understood. Sunsetting at the end of 2019. That's part of ESI's responsibility. Our relationship with Optum continues but we own and operate our PBM and have a lot of structural flexibility. And then post-closing we'll work to continue to build on those blocks to get more value for our customers and clients.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;

•	unexpected costs regarding the proposed merger;

•	diversion of management's attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.